Exhibit 99.1

For more information contact:	PRESS RELEASE
Investor Relations Garth Russell KCSA Strategic Communications (212) 896-1250 grussell@kcsa.com

Tikcro Technologies Reports First Quarter 2016 Results

Tel Aviv, Israel, June 1, 2016 - Tikcro Technologies Ltd. (OTCQX: TIKRF) today reported financial results for the first quarter ended March 31, 2016.

Aviv Boim, CEO of Tikcro, commented, “We continue to make progress with pre-clinical development of functional antibodies for cancer immune modulators. Leveraging a unique approach for the generation of selective antibodies, we aim to bring functional antibodies with exclusive blocking qualities to a number of targeted domains. The immune modulator antibody market is growing significantly with recent FDA new drug approvals and expansion of approved antibody drugs to cover additional cancer clinical indications. We expect to bring valuable antibodies and research capabilities to this market and benefit from its expansion."

Net loss for the first quarter of 2016 was $283,000, or $0.03 per diluted share. As of March 31, 2016, the company reported $8.3 million in cash and cash equivalents.

About Tikcro Technologies:

Tikcro Technologies Ltd. (OTCQX: TIKRF) supports early stage development in growth areas, with a focus on biotechnology projects originated in Israeli academic centers. Tikcro is engaged with development of certain antibodies selected and verified in pre-clinical trials with a focus on antibodies targeting immune modulator pathways for cancer treatment. For more information, visit Tikcro’s website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the risks related to early stage biotechnology projects, including, but not limited to, obtaining required licenses at reasonable commercial terms, the development, testing, regulatory approval and commercialization of our proposed products, intellectual property rights, competition, exposure to lawsuits and dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

Tikcro Technologies Ltd. Condensed Balance Sheets (US dollars in thousands)
	March 31, 2016 Unaudited	December 31, 2015 Audited
Assets
Current assets
Cash and cash equivalents	$8,334	$8,560
Other receivables	152	173
Total current assets	8,486	8,733

Property and equipment, net	93	67

Total assets	$8,579	$8,800

Liabilities and Shareholders' Equity

Current liabilities
Other current liabilities	$229	$226

Shareholders' equity	8,350	8,574

Total liabilities and shareholders' equity	$8,579	$8,800

Tikcro Technologies Ltd.
Statements of Operations
(US dollars in thousands, except per share data)

	Three Months Ended March 31,
	2016	2015

Research and development expenses	$111	$50

General and administrative expenses, net	168	114

Total operating expenses	279	164

Operating loss	(279)	(164)

Financial expenses, net	(4)	(27)

Net loss	$(283)	$(191)

Basic and diluted net loss per share	$(0.03)	$(0.02)

Weighted average number of shares used computing basic and diluted loss per share	9,879	8,838